Exhibit (a)(7)

March 25, 2005

To Our Stockholders:

     NewCal Corporation, a company formed by Victor Zaccaglin, our chairman and chief executive officer, has commenced a tender offer to purchase all outstanding shares of common stock of Calprop Corporation at a cash price of $0.65 per share, net to selling stockholders. The tender offer, which is subject to conditions that are set forth in the Offer to Purchase enclosed with this letter, is currently scheduled to expire on April 21, 2005. If the tender offer is successful, NewCal will merge into Calprop in a transaction in which cash will be paid for any remaining publicly held shares of Calprop common stock that are not tendered in the tender offer at the same cash price as that paid in the tender offer. These transactions are intended to result in Calprop becoming a privately-held company.

     Calprop has had net losses of $7.9 million, $15.1 million and $2.7 million for the years 2002 and 2003 and the first nine months of 2004 that have depleted its stockholders’ equity. At September 30, 2004, Calprop’s stockholders’ deficit was ($10.8) million. Calprop is not able, in its current financial condition, to commence new development projects and, accordingly, does not expect to be able to resume profitable operations. The tender offer by NewCal Corporation and the contemplated subsequent merger are intended to provide an opportunity to our stockholders to sell their Calprop shares for cash without having to pay any brokerage commission.

     After careful consideration, the Special Directors Committee of the Calprop board of directors, which consists of the two directors of Calprop other than Mr. Zaccaglin, and the full Calprop Board of Directors have each unanimously determined that the offer from NewCal is fair to, and in the best interests of, Calprop’s public stockholders. Accordingly, each of the Special Directors Committee and the full Board of Directors recommends that Calprop stockholders accept the offer and tender their shares.

     In arriving at its conclusion and recommendation, the Special Directors Committee considered a number of factors, as described in NewCal’s enclosed Offer to Purchase and in a Schedule 14D 9 filed by Calprop with the Securities and Exchange Commission. These factors include a written opinion that the Special Directors Committee received from Duff &

Calprop Corporation, 13160 Mindanao Way, Suit 180, Marina Del Rey, CA 90292 (310) 306-4314 FAX (310) 301-0435

Phelps LLC, who was retained as an independent financial advisor to the Special Directors Committee, to the effect that as of February 23, 2005, and based upon and subject to the matters described therein, the per share consideration to be received by the public stockholders of Calprop in the tender offer and the merger is fair, from a financial point of view, to those stockholders. A complete copy of the opinion of Duff & Phelps LLC is included as an exhibit to NewCal’s enclosed Offer to Purchase and a description of the analyses conducted by Duff & Phelps LLC, together with other important information regarding the transactions, is contained in the Offer to Purchase.

     We urge you to consider carefully the information contained in the Offer to Purchase and to determine promptly whether you wish to accept the tender offer and tender your shares of Calprop common stock. If you decide to tender your shares, you should follow the instructions in the enclosed materials and submit your shares, or make arrangements with your broker or other nominee to do so, in a sufficient time prior to the April 21, 2005 expiration date of NewCal’s offer to enable your shares to be received and accepted for payment.

The Board of Directors